UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Information Statement Pursuant to Rules 13d-1 and 13d-2

Under the Securities Exchange Act of 1934

(Amendment No.      )*

Penn Virginia Corporation

(Name of Issuer)

Common stock, par value $0.01 per share

(Title of Class of Securities)

707882106

(CUSIP Number)

January 30, 2013

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☒	Rule 13d-1(b)

☒	Rule 13d-1(c)

☐	Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act, but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 707882106	Schedule 13G	Page 2 of 18 Pages

1	Names of Reporting Persons JVL Advisors, LLC
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization Texas, United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	Sole Voting Power 3,478,851 shares[1]
	6	Shared Voting Power 0
	7	Sole Dispositive Power 3,478,851 shares
	8	Shared Dispositive Power 0

9	Aggregate Amount Beneficially Owned by Each Reporting Person 3,478,851 shares
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11	Percent of Class Represented by Amount in Row (9) 5.33%[2]
12	Type of Reporting Person (See Instructions) OO (Limited Liability Company)

1 JVL Advisors, LLC may be deemed to have voting and dispositive power over the securities owned by Navitas Fund, LP, a Texas limited partnership (“Navitas”), Luxiver, LP, a Delaware limited partnership (“Luxiver”), TJS Energy Fund, LP, a Delaware limited partnership (“TJS”), Hephaestus Energy Fund, LP, a Delaware limited partnership (“Hephaestus”), Asklepios Energy Fund, LP, a Texas limited partnership (“Asklepios”), Panakeia Energy Fund, LP, a Delaware limited partnership (“Panakeia”), and URJA, LP, a Delaware limited partnership (“URJA” and collectively with Navitas, Luxiver, TJS, Hephaestus, Asklepios, Panakeia and URJA, the “Partnerships”); thus, it may also be deemed to be the beneficial owner of these securities. JVL Advisors, LLC disclaims any beneficial ownership of the reported securities beneficially owned by the Partnerships in excess of it pecuniary interest in such securities.

2 The percentages reported in this Schedule 13G are based upon 65,292,520 shares of common stock outstanding as of October 25, 2013 (according to the Form 10-Q filed by the issuer with the Securities and Exchange Commission on October 30, 2013). All of the numbers of shares beneficially owned and percentages of shares beneficially owned reported in this Schedule 13G are, subject to the prior sentence, as of January 30, 2014.

CUSIP No. 707882106	Schedule 13G	Page 3 of 18 Pages

1	Names of Reporting Persons. John V. Lovoi
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization Texas, United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	Sole Voting Power 3,478,851 shares[1]
	6	Shared Voting Power 0
	7	Sole Dispositive Power 3,478,851 shares
	8	Shared Dispositive Power 0

9	Aggregate Amount Beneficially Owned by Each Reporting Person 3,478,851 shares
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11	Percent of Class Represented by Amount in Row (9) 5.33%[2]
12	Type of Reporting Person (See Instructions) IN

1 John V. Lovoi may be deemed to have voting and dispositive power over the securities owned by Navitas Fund, LP, a Texas limited partnership (“Navitas”), Luxiver, LP, a Delaware limited partnership (“Luxiver”), TJS Energy Fund, LP, a Delaware limited partnership (“TJS”), Hephaestus Energy Fund, LP, a Delaware limited partnership (“Hephaestus”), Asklepios Energy Fund, LP, a Texas limited partnership (“Asklepios”), Panakeia Energy Fund, LP, a Delaware limited partnership (“Panakeia”), and URJA, LP, a Delaware limited partnership (“URJA” and collectively with Navitas, Luxiver, TJS, Hephaestus, Asklepios, Panakeia and URJA, the “Partnerships”); thus, he may also be deemed to be the beneficial owner of these securities. John V. Lovoi disclaims any beneficial ownership of the reported securities beneficially owned by the Partnerships in excess of his pecuniary interest in such securities.

2 The percentages reported in this Schedule 13G are based upon 65,292,520 shares of common stock outstanding as of October 25, 2013 (according to the Form 10-Q filed by the issuer with the Securities and Exchange Commission on October 30, 2013). All of the numbers of shares beneficially owned and percentages of shares beneficially owned reported in this Schedule 13G are, subject to the prior sentence, as of January 30, 2014.

CUSIP No. 707882106	Schedule 13G	Page 4 of 18 Pages

1	Names of Reporting Persons. Navitas Fund, LP
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization Texas, United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	Sole Voting Power 777,833 shares
	6	Shared Voting Power 0
	7	Sole Dispositive Power 777,833 shares
	8	Shared Dispositive Power 0

9	Aggregate Amount Beneficially Owned by Each Reporting Person 777,833 shares
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11	Percent of Class Represented by Amount in Row (9) 1.19%[1]
12	Type of Reporting Person (See Instructions) PN (Limited Partnership)

1 The percentages reported in this Schedule 13G are based upon 65,292,520 shares of common stock outstanding as of October 25, 2013 (according to the Form 10-Q filed by the issuer with the Securities and Exchange Commission on October 30, 2013). All of the numbers of shares beneficially owned and percentages of shares beneficially owned reported in this Schedule 13G are, subject to the prior sentence, as of January 30, 2014.

CUSIP No. 707882106	Schedule 13G	Page 5 of 18 Pages

1	Names of Reporting Persons. Luxiver, LP
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization Delaware, United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	Sole Voting Power 1,027,269 shares
	6	Shared Voting Power 0
	7	Sole Dispositive Power 1,027,269 shares
	8	Shared Dispositive Power 0

9	Aggregate Amount Beneficially Owned by Each Reporting Person 1,027,269 shares
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11	Percent of Class Represented by Amount in Row (9) 1.57%[1]
12	Type of Reporting Person (See Instructions) PN (Limited Partnership)

1 The percentages reported in this Schedule 13G are based upon 65,292,520 shares of common stock outstanding as of October 25, 2013 (according to the Form 10-Q filed by the issuer with the Securities and Exchange Commission on October 30, 2013). All of the numbers of shares beneficially owned and percentages of shares beneficially owned reported in this Schedule 13G are, subject to the prior sentence, as of January 30, 2014.

CUSIP No. 707882106	Schedule 13G	Page 6 of 18 Pages

1	Names of Reporting Persons. TJS Energy Fund, LP
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization Delaware, United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	Sole Voting Power 138,515 shares
	6	Shared Voting Power 0
	7	Sole Dispositive Power 138,515 shares
	8	Shared Dispositive Power 0

9	Aggregate Amount Beneficially Owned by Each Reporting Person 138,515 shares
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11	Percent of Class Represented by Amount in Row (9) 0.21%[1]
12	Type of Reporting Person (See Instructions) PN (Limited Partnership)

1 The percentages reported in this Schedule 13G are based upon 65,292,520 shares of common stock outstanding as of October 25, 2013 (according to the Form 10-Q filed by the issuer with the Securities and Exchange Commission on October 30, 2013). All of the numbers of shares beneficially owned and percentages of shares beneficially owned reported in this Schedule 13G are, subject to the prior sentence, as of January 30, 2014.

CUSIP No. 707882106	Schedule 13G	Page 7 of 18 Pages

1	Names of Reporting Persons. Hephaestus Energy Fund, LP
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization Delaware, United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	Sole Voting Power 884,204 shares
	6	Shared Voting Power 0
	7	Sole Dispositive Power 884,204 shares
	8	Shared Dispositive Power 0

9	Aggregate Amount Beneficially Owned by Each Reporting Person 884,204 shares
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11	Percent of Class Represented by Amount in Row (9) 1.35%[1]
12	Type of Reporting Person (See Instructions) PN (Limited Partnership)

1 The percentages reported in this Schedule 13G are based upon 65,292,520 shares of common stock outstanding as of October 25, 2013 (according to the Form 10-Q filed by the issuer with the Securities and Exchange Commission on October 30, 2013). All of the numbers of shares beneficially owned and percentages of shares beneficially owned reported in this Schedule 13G are, subject to the prior sentence, as of January 30, 2014.

CUSIP No. 707882106	Schedule 13G	Page 8 of 18 Pages

1	Names of Reporting Persons. Asklepios Energy Fund, LP
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization Texas, United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	Sole Voting Power 266,128 shares
	6	Shared Voting Power 0
	7	Sole Dispositive Power 266,128 shares
	8	Shared Dispositive Power 0

9	Aggregate Amount Beneficially Owned by Each Reporting Person 266,128 shares
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11	Percent of Class Represented by Amount in Row (9) 0.41%[1]
12	Type of Reporting Person (See Instructions) PN (Limited Partnership)

1 The percentages reported in this Schedule 13G are based upon 65,292,520 shares of common stock outstanding as of October 25, 2013 (according to the Form 10-Q filed by the issuer with the Securities and Exchange Commission on October 30, 2013). All of the numbers of shares beneficially owned and percentages of shares beneficially owned reported in this Schedule 13G are, subject to the prior sentence, as of January 30, 2014.

CUSIP No. 707882106	Schedule 13G	Page 9 of 18 Pages

1	Names of Reporting Persons. Panakeia Energy Fund, LP
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization Delaware, United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	Sole Voting Power 305,609 shares
	6	Shared Voting Power 0
	7	Sole Dispositive Power 305,609 shares
	8	Shared Dispositive Power 0

9	Aggregate Amount Beneficially Owned by Each Reporting Person 305,609 shares
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11	Percent of Class Represented by Amount in Row (9) 0.47%[1]
12	Type of Reporting Person (See Instructions) PN (Limited Partnership)

1 The percentages reported in this Schedule 13G are based upon 65,292,520 shares of common stock outstanding as of October 25, 2013 (according to the Form 10-Q filed by the issuer with the Securities and Exchange Commission on October 30, 2013). All of the numbers of shares beneficially owned and percentages of shares beneficially owned reported in this Schedule 13G are, subject to the prior sentence, as of January 30, 2014.

CUSIP No. 707882106	Schedule 13G	Page 10 of 18 Pages

1	Names of Reporting Persons. URJA, LP
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization Delaware, United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	Sole Voting Power 79,293 shares
	6	Shared Voting Power 0
	7	Sole Dispositive Power 79,293 shares
	8	Shared Dispositive Power 0

9	Aggregate Amount Beneficially Owned by Each Reporting Person 79,293 shares
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11	Percent of Class Represented by Amount in Row (9) 0.12%[1]
12	Type of Reporting Person (See Instructions) PN (Limited Partnership)

1 The percentages reported in this Schedule 13G are based upon 65,292,520 shares of common stock outstanding as of October 25, 2013 (according to the Form 10-Q filed by the issuer with the Securities and Exchange Commission on October 30, 2013). All of the numbers of shares beneficially owned and percentages of shares beneficially owned reported in this Schedule 13G are, subject to the prior sentence, as of January 30, 2014.

CUSIP No. 707882106	Schedule 13G	Page 11 of 18 Pages

Item 1.

(a)	Name of Issuer: Penn Virginia Corporation

(b)	Address of Issuer’s Principal Executive Offices

Four Radnor Corporate Center, Suite 200

100 Matsonford Road

Radnor, PA 19087

Item 2.

(a)	Name of Persons Filing:

This Schedule 13G is being jointly filed by JVL Advisors, LLC (“JVL”) and John V. Lovoi (collectively, with JVL, the “Reporting Persons”) with respect to shares of common stock of the above-named issuer owned by Navitas Fund, LP, a Texas limited partnership (“Navitas”), Luxiver, LP, a Delaware limited partnership (“Luxiver”), TJS Energy Fund, LP, a Delaware limited partnership (“TJS”), Hephaestus Energy Fund, LP, a Delaware limited partnership (“Hephaestus”), Asklepios Energy Fund, LP, a Texas limited partnership (“Asklepios”), Panakeia Energy Fund, LP, a Delaware limited partnership (“Panakeia”), and URJA, LP, a Delaware limited partnership (“URJA” and collectively with Navitas, Luxiver, TJS, Hephaestus, Asklepios, Panakeia and URJA, the “Partnerships”).

JVL is the investment manager and a controlling person of each of the Partnerships. Mr. Lovoi is the sole Member and Manager of JVL.

The filing of this statement shall not be construed as an admission that any of the Reporting Persons is the beneficial owner of any securities covered by the statement other than the securities actually owned by such person (if any).

(b)	Address of Principal Business Office or, if None, Resident:

JVL Advisors, LLC

10000 Memorial Dr., Suite 550

Houston, Texas 77024

John V. Lovoi

10000 Memorial Dr., Suite 550

Houston, Texas 77024

(c)	Citizenship:

JVL Advisors, LLC is Texas limited liability company.

John V. Lovoi is a citizen of the United States of America.

(d)	Title of Class of Securities: Common stock, $0.01 par value

(e)	CUSIP Number: 707882106

Item 3. If this statement is filed pursuant to §§ 240.13d-1(b), or 240.13d-2(b) or (c), check whether the persons filing are a:

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);

(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);

CUSIP No. 707882106	Schedule 13G	Page 12 of 18 Pages

(e)	☒	An investment adviser in accordance with § 240.13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with § 240.13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);

(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act (15 U.S.C. 80a-3);

(j)	☐	A non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J);

(k)	☒	Group, in accordance with § 240.13d-1(b)(1)(ii)(K).

If filing as a non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J), please specify the type of institution:________________.

Item 4. Ownership.

(a) – (b):

Reporting Person:	Percent of Class:	Sole Power to Vote or Direct the Vote:	Shared Power to Vote or Direct the Vote:	Sole Power to Dispose of or to Direct the Disposition of:	Shared Power to Dispose of or to Direct the Disposition of:
JVL Advisors, LLC	5.33%	3,478,851(1)	0	3,478,851(1)	0
John V. Lovoi	5.33%	3,478,851(1)	0	3,478,851(1)	0
Navitas Fund, LP	1.19%	777,833	0	777,833	0
Luxiver, LP	1.57%	1,027,269	0	1,027,269	0
TJS Energy Fund, LP	0.21%	138,515	0	138,515	0
Hephaestus Energy Fund, LP	1.35%	884,204	0	884,204	0
Asklepios Energy Fund, LP	0.41%	266,128	0	266,128	0
Panakeia Energy Fund, LP	0.47%	305,609	0	305,609	0
URJA, LP	0.12%	79,293	0	79,293	0

(1) Each of the Partnerships are controlled indirectly by JVL and John V. Lovoi. Each of Mr. Lovoi and JVL disclaims beneficial ownership of the securities owned by the Partnership in excess of his or its pecuniary interest in such securities.

Item 5. Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof any of the reporting persons has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.

Item 6. Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

Not applicable.

CUSIP No. 707882106	Schedule 13G	Page 13 of 18 Pages

Item 8. Identification and Classification of Members of the Group.

Not applicable.

Item 9. Notice of Dissolution of Group.

Not applicable.

Item 10. Certifications.

Not applicable.

CUSIP No. 707882106	Schedule 13G	Page 14 of 18 Pages

SIGNATURES

After reasonable inquiry and to the best of each of the undersigned's knowledge and belief, each of the undersigned certifies that the information set forth in this Schedule 13G is true, complete and correct.

Dated: February 14, 2014

JVL ADVISORS, LLC

By: /s/ John V. Lovoi

Name: John V. Lovoi

Title: Manager

/s/ John V. Lovoi

John V. Lovoi

CUSIP No. 707882106	Schedule 13G	Page 15 of 18 Pages

EXHIBIT INDEX

Exhibit No.	Description

A	Joint Filing Agreement dated February 14, 2014.

CUSIP No. 707882106	Schedule 13G	Page 16 of 18 Pages

Exhibit A

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended, the persons named below agree to the joint filing on behalf of each of them of a statement on Schedule 13G (including amendments thereto) with respect to the common stock of Oasis Petroleum Inc. and further agree that this Joint Filing Agreement be included as an exhibit to such joint filings. In evidence thereof, each of the undersigned hereby executes this Joint Filing Agreement as of February 14, 2014.

JVL ADVISORS, LLC

By: /s/ John V. Lovoi ______________________

Name: John V. Lovoi

Title: Manager

/s/ John V. Lovoi

John V. Lovoi

NAVITAS FUND, LP

By: JVL Partners, L.P., a Texas limited partnership, its General Partner

By: JVL Advisors, LLC, its General Partner

By: /s/ John V. Lovoi ______________________

Name: John V. Lovoi

Title: Manager

LUXIVER, LP

By: LB Luxiver GP, LP, a Texas limited partnership, its General Partner

By: LB Luxiver, LLC, a Texas limited liability company, its General Partner

By: Lobo Baya, LLC, a Texas limited liability company, its sole Member

By: /s/ John V. Lovoi ______________________

Name: John V. Lovoi

Title: Manager

CUSIP No. 707882106	Schedule 13G	Page 17 of 18 Pages

TJS ENERGY FUND, LP

By: TJS Energy Fund GP, LP, a Texas limited partnership, its General Partner

By: TJS GP, LLC, a Texas limited liability company, its General Partner

By: JVL Advisors, LLC, its sole Member

By: /s/ John V. Lovoi ______________________

Name: John V. Lovoi

Title: Manager

HEPHAESTUS ENERGY FUND, LP

By: Hephaestus Energy Fund GP, LP, a Texas limited partnership, its General Partner

By: HEF GP, LLC, a Texas limited liability company, its General Partner

By: JVL Advisors, LLC, its sole Member

By: /s/ John V. Lovoi ______________________

Name: John V. Lovoi

Title: Manager

ASKLEPIOS ENERGY FUND, LP

By: Asklepios Energy GP, LP, a Texas limited partnership, its General Partner

By: JVL Advisors, LLC, its General Partner

By: /s/ John V. Lovoi ______________________

Name: John V. Lovoi

Title: Manager

PANAKEIA ENERGY FUND, LP

By: Panakeia Energy Fund GP, LP, a Texas limited partnership, its General Partner

By: PEF GP, LLC, a Texas limited liability company, its General Partner

By: JVL Advisors, LLC, its sole Member

By: /s/ John V. Lovoi ______________________

Name: John V. Lovoi

Title: Manager

CUSIP No. 707882106	Schedule 13G	Page 18 of 18 Pages

URJA, LP

By: URJA GP, LP, a Texas limited partnership, its General Partner

By: JVL Advisors, LLC, its General Partner

By: /s/ John V. Lovoi ______________________

Name: John V. Lovoi

Title: Manager